Mail Stop 7010

December 21, 2005

Via U.S. mail and facsimile

Joseph Spellman, Chief Executive Officer
Davi Skin, Inc.
301 North Canon Drive, Suite #328
Beverly Hills, CA  90210

	RE:	Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-QSB for the fiscal quarters ended March 31, 2005, June
30,
2005, and September 30, 2005
		File No. 0-32843

Dear Mr. Spellman:

      We have reviewed your response letter dated December 6, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.



2. We read your response to our comment 11 from our letter dated October 18, 2005. It is not sufficient to merely include a disclosure in your Item 2. Plan of Operation regarding non-reliance on previously issued financial statements. We refer you to the instructions in Form 8-K, which states under general instruction B(1)
that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in
Section 4.  As previously requested, please file an Item 4.02 Form
8-
K referencing each restatement item, for which you have concluded a restatement is required.

We remind you that when you file your restated Forms 10-KSB/A and 10-
QSB/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion
* full compliance with APB 20, paragraphs 36 and 37
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
* updated Item 8A. and Item 3 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature
Refer to Items 307 and 308(c) of Regulation S-B.
* updated certifications.

Report of Independent Registered Public Accounting Firm, page F-1
3. We read your response to our comment 2 from our letter dated October 18, 2005. The explanatory paragraph included in your auditors` report does not reference the restatement regarding your diluted loss per share. You restated your diluted loss per share to exclude from your calculation those common stock equivalents that would have had an anti-dilutive effect on your loss per share. As previously requested, please obtain an updated opinion from your auditors which references each restatement. Alternatively, please tell us why your auditors do not think it is necessary to reference this restatement.


Financial Statements

Statement of Stockholders` Equity, page F-4
4. We reviewed your proposed revised statement of stockholders` equity and response to our comment 3 from our letter dated October 18, 2005. Your response states that you reviewed your valuation and timing of the stock grant and determined that the valuation of the stock grants for the consulting services should have been based on $0.50 per share, rather than $3.00 or greater based on the stock sales made at the time, the lack of trading volume in the market at the time the consulting agreements were negotiated, the price of option grants to the same consultants, and the restrictive nature of the stock granted.  Please explain to us in greater detail why
$0.50
per share represents the appropriate fair value. Please also tell us what consideration you gave to the fair value of the consulting services you received when recording the value of the common stock granted to these consultants.
5. We read your response to our comment 4 from our letter dated October 18, 2005 and your revised disclosure in Note 7 to your financial statements and revised statement of stockholders` equity.
Your response states that you recorded approximately $1.1 million to additional paid in capital. However, your statement of stockholders` equity reflects stock options issued to outside parties at approximately $1.6 million. Please provide us with additional information which explains the approximate $0.5 million discrepancy.
If the $1.1 million discussed above is not included in the $1.6 million reflected on your statement of stockholders` equity, please tell us how and when you intend to reflect this in your financial statements.

Notes to Financial Statements
6. We read your response to our comment 5 from our letter dated October 18, 2005 and revised proposed disclosure regarding your restatements. The information included in your note 8 to the financial statements does not meet the requirements of paragraphs 36 and 37 of APB 20. As previously requested, please revise Note 8 to your financial statements to present information for all restatements. Please ensure that each restatement is separately discussed in your disclosure, including how each impacted your results of operations, cash flows, and financial position. Similarly, please revise your Forms 10-QSB to include this information as well.




Stock-based compensation, page F-8
7. Your response to our comment 7 indicates that you have updated your disclosures to include the information pursuant to paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148. However, your response does not include what this disclosure will look like in your future filings. We refer you to paragraph 45 of SFAS 123, which states "regardless of the method used to account for stock-based employee compensation arrangements, the financial statements of an entity shall include the disclosures specified in paragraphs 46-48."
As previously requested, please show us how you intend to present this disclosure in your future filings.


Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Comments applicable to your overall filing
8. Please address the comments above in your interim Forms 10-QSB as well.

Financial Statements

Statement of Stockholders` Equity, page F-4
9. We read your response to our comment 9 from our letter dated October 18, 2005 and proposed revised disclosure. Your disclosure states that as of June 30, 2005 you had sold a total of 398,398 units. Please tell us whether any of the investors for which you sold these units were employees, directors, or other related parties.
Please also tell us how you determined the fair value of the common stock to be $3.00 per share when you state in your disclosure that the market price on the date of the offering was $5.25. Considering this, please tell us how you determined a portion of the proceeds for each unit sold should not have been allocated to the fair value of the warrants included in each unit.
10. Your proposed revised disclosure regarding the units issued during 2005 states that as of June 30, 2005 you sold a total of 398,398 units. However, based on your statement of stockholders` equity provided in your response dated December 6, 2005, it appears as though you have issued 369,547 units. Please expand your disclosure to discuss the apparent 28,852 unit discrepancy. Alternatively, please revise your disclosure and statements of stockholders` equity accordingly. In addition, your statement of stockholders` equity includes a line item below the balance as of June 30, 2005 which indicates differences in additional paid in capital and total stockholders` equity. Please advise or revise.

Item 3. Controls and Procedures, page 9

11. Your disclosure states that you determined that as of September
30, 2005 your disclosure controls and procedures were effective. Please amend your disclosure to include a discussion regarding how you concluded your disclosure controls and procedures were effective, in light of the restatements you determined were required. If after reconsidering, you determine your disclosure controls and procedures were not effective, please amend your disclosure accordingly. In addition, please ensure your amended disclosure includes the following:
* a discussion of the restatement and the facts and circumstances surrounding it,
* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
* changes to internal controls over financial reporting, and
* anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
12. Your disclosure states "an internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Please amend your filing to revise your disclosure accordingly. Refer to Section II.F.4 of Management`s Reports on Internal Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Joseph Spellman
Davi Skin, Inc.
December 21, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE